Deutsche Bank remains on track with its transformation strategy

Deutsche Bank (XETRA: DBKGn.DE/NYSE: DB) confirms its primary strategic and financial targets for 2020 and 2022, announced in July 2019 when it launched its “Compete to Win” strategy.

At an Investor Deep Dive in Frankfurt today, management will reinforce Deutsche Bank’s commitment to delivering a post-tax return on tangible equity (RoTE) of 8% in 2022 and to returning 5 billion euros of capital to shareholders from 2022. This follows progress on execution in all areas, and strong performance in the bank’s core business which has driven significant improvement in profitability in 2020 to date.

“Since 2018 we have consistently delivered on or ahead of our targets,” said Christian Sewing, Chief Executive Officer of Deutsche Bank. “That remains our ambition. We will maintain our discipline on cost and risk management as we now enter the third phase of our transformation: sustainable revenue growth and profitability. In the first 9 months of 2020 we achieved year-on-year revenue growth of 8% in the Core Bank. This positive momentum has continued into the 4th quarter. We believe we’re on the right track to achieve our return on tangible equity target in 2022.”

Deutsche Bank will provide updates on certain of its 2022 financial targets or plans:

Adjusted costs: 2022 target lowered from 17.0 billion euros to 16.7 billion euros

Deutsche Bank has identified additional cost-saving opportunities. These enable the bank to revise its 2022 target for adjusted costs 1 to 16.7 billion euros, versus an original target of 17.0 billion euros. The bank expects to meet its 2020 adjusted cost 2 target of 19.5 billion euros.

Issued by Media Relations of Deutsche Bank AG Taunusanlage 12, 60325 Frankfurt am Main Phone +49 (0) 69 910 43800, Fax +49 (0) 69 910 33422	Internet: db.com https://www.db.com/newsroom Email: db.presse@db.com

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Revenues: outlook broadly unchanged

Deutsche Bank’s revenue plan for 2022 is broadly unchanged, as better-than-expected performance in its core businesses and other measures offset additional interest rate headwinds.

Leverage ratio target updated principally reflecting growth opportunities

Deutsche Bank has adjusted its fully-loaded 2022 leverage ratio target to ~ 4.5%, from ~ 5% previously. The updated guidance principally reflects targeted balance sheet growth to support higher revenues in the Corporate Bank and the Private Bank, and higher than anticipated leverage exposure in the Capital Release Unit in the economic interests of shareholders. The updated leverage ratio target remains comfortably above the bank’s regulatory requirement of 3.75% in 2023.

2020 Financial milestones on track

Deutsche Bank remains on track to deliver on its strategic and financial objectives for 2020:

  The bank reaffirmed its 2020 target of 19.5 billion euros of adjusted costs 2
  Provision for credit losses is expected to be close to the midpoint of the target range of between 35 and 45 basis points of loans, in line with guidance published in April 2020
  The third quarter 2020 leverage ratio of 4.4% is tracking to the bank’s 2020 original goal of 4.5%
  Deutsche Bank’s Common Equity Tier 1 ratio, at 13.3% at the end of the third quarter of 2020, is comfortably above the original threshold of 12.5% during transformation
  Risk Weighted Assets in the Capital Release Unit were 39 billion euros at the end of the third quarter of 2020, versus a year-end target of 38 billion euros

The Investor Deep Dive will take place today, Wednesday, 9 December 2020, starting at 12:00 CET. A detailed agenda is available on the Investor Relations website. This event will be broadcast via internet: www.db.com/ir

1 Adjusted costs excluding transformation charges

2 Adjusted costs excluding transformation charges and expenses eligible for reimbursement related to Prime Finance

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For further information please contact:

Deutsche Bank AG Media Contact
Sebastian Kraemer-Bach Phone: +49 69 910 43330 E-Mail: sebastian.kraemer-bach @db.com	Christian Streckert Phone: +49 69 910 38079 E-Mail: christian.streckert@db.com
Charlie Olivier Phone: +44 20 7545 7866 E-mail: charlie.olivier@db.com
Investor Relations
+49 800 910-8000 (Frankfurt) db.ir@db.com

About Deutsche Bank

Deutsche Bank provides retail and private banking, corporate and transaction banking, lending, asset and wealth management products and services as well as focused investment banking to private individuals, small and medium-sized companies, corporations, governments and institutional investors. Deutsche Bank is the leading bank in Germany with strong European roots and a global network.

Forward-looking statements contain risks

This release contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our net revenues and in which we hold a substantial portion of our assets, the development of asset prices and market volatility, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of 20 March 2020 under the heading “Risk Factors” and in the “Risks and Opportunities” section of our Annual Report. Copies of these documents are readily available upon request or can be downloaded from www.db.com/ir .

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